AiPEX6



AI Powered US Equity Index 6
Q3 2022 Fact Sheet

An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Index 6 ("AiPEX6") is a risk controlled, excess return index. AiPEX6 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a process that utilizes artificial intelligence techniques to dynamically select the underlying constituents.

Winner Best New Index 2021



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognises the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

Index Returns: Simulated & Historical

Index returns as of 9/30/2022

YTD	-9.03%
1Y	-9.05%
3Y	-0.74%
5Y	4.54%
10Y	54.34%
10 Y Volatility	5.94%
Bloomberg Ticker	AiPEX6

Source: Solactive, EquBot, HSBC, Bloomberg, from 9/28/2012 to 9/30/2022

Comparative Performance: Simulated & Historical






— AI Powered US Equity Index 6 (ER) AiPEX6
— S&P 500 Daily RC 5% (ER) SPXT5UE

AiPEX6 **4.43%** compound annual return

SPXT5UE **3.77%** compound annual return

Source: Solactive, EquBot, HSBC, Bloomberg, from 9/28/2012 to 9/30/2022. The graph and table above sets forth the hypothetical back-tested performance of the Index from September 28, 2012 through November 19, 2019 and actual index performance thereafter through September 30, 2022. See the risk factors and "Use of Simulated Returns" herein.

Key Features

With Watson™

Information Advantage

AiPEX6 is the first and only index to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.

Equity Selection

Applying what it has learned, AiPEX6 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.

Risk Control

In an attempt to provide steady returns at a reduced risk for the investor, AiPEX6 targets a daily volatility of 6%.

 **HSBC**

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
October 18, 2022

AiPEX6 3-Step Investment Process



1. Score

Scores for the 1,000 largest U.S. companies are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.
- **Management Score:** assesses a company's management strength and thought leadership.
- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.



2. Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.



3. Diversify

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

Index Collaborators

  
